October 19, 2009

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St. N.E.
Washington D.C.  20549

Re:         Berry Petroleum Company
Form 10K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Definitive Schedule 14A
Filed March 31, 2009
Response Letter dated August 14, 2009
File No. 001-09735

Dear Mr. Schwall:

On behalf of Berry Petroleum Company (“Berry” or the “Company”), we are submitting responses to the comments relating to the above-referenced filing set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission (“Commission” ) dated October 6, 2009.  In this letter, the Company has reproduced your comments in italics typeface and has made responses in normal typeface.

Definitive Schedule 14A

1.
Please confirm in writing that you will comply with the following comments in all future filings.  Provide us with an example of the disclosure you intend to use.  Please understand that after our review of your responses, we may raise additional comments.

Response:
We confirm that we will comply with the comments contained in the October 6, 2009 letter in all future filings.

Compensation Discussion and Analysis

2008 Short Term Incentive Compensation Plan, page 14

2.
We note your response to prior comment 1 from our letter dated August 7, 2009.  Revise your draft disclosure provided in response to comment 16 from our letter dated June 30, 2009 to state the actual targeted payout for 2008 as determined by your board of directors.

Response:

The Company notes the staff’s comments, and in future filings we will provide disclosure similar to the following:

Pursuant to Mr. Heinemann’s Amended and Restated Employment Agreement, his targeted payout for cash bonuses for 2008 was 100% of base salary, but could range from 50% to 200% of base salary as determined in the discretion of the Compensation Committee and the Board of Directors.  For 2008, Mr. Heinemann’s base salary was $600,000 which amount was then the targeted payout for the cash bonus for Mr. Heinemann for 2008.  In December 2008, the Compensation Committee and the Board of Directors determined that the short term incentive compensation or cash bonus that should be paid to Mr. Heinemann was the amount of $880,000, provided, however, that such number would be adjusted for the outcome under the 2008 ICP.  As noted, the applicable percentage for Executive Officers was 78%.  Consequently, the bonus amount shown in the Summary Compensation Table is $686,400 for Mr. Heinemann which is $880,000 times 78%.

For 2008, pursuant to his employment agreement, the targeted payout of discretionary cash bonus for Mr. Wolf was 50% of his base salary.  Subsequent to 2008, Mr. Wolf’s targeted payout of cash bonus pursuant to his employment contract is between 50% and 200% of his base salary (though in certain circumstances it may be less) as determined in the discretion of the Compensation Committee and the Board of Directors.  Mr. Wolf’s annual base salary was $300,000 for 2008.   In December 2008, the Compensation Committee and the Board of Directors determined that the short term incentive compensation or cash bonus that should be paid to Mr. Wolf was the amount of $170,000, provided, however, that such number would be adjusted for the outcome under the 2008 ICP.  As noted, the applicable percentage for Executive Officers was 78%.  Consequently, the bonus amount shown in the Summary Compensation Table is $282,600 for Mr. Wolf which is $170,000 times 78% plus Mr. Wolf received a $150,000 cash award on his joining us.

Pursuant to his employment agreement, the targeted payout of cash bonus for 2008 for Mr. Duginski was between 50% and 200% of his base salary (though in certain circumstances it may be less) as determined in the discretion of the Compensation Committee and the Board of Directors.  Mr. Duginski’s base salary was $320,000 for 2008.  In December 2008, the Compensation Committee and the Board of Directors determined that the short term incentive compensation or cash bonus that should be paid to Mr. Duginski was the amount of $330,000, provided, however, that such number would be adjusted for the outcome under the 2008 ICP.  As noted, the applicable percentage for Executive Officers was 78%.  Consequently, the bonus amount shown in the Summary Compensation Table for Mr. Duginski is $257,400 which is $330,000 times 78%.

Under the 2008 ICP, the targeted payout of cash bonuses for 2008 for each of Mr. Anderson, Mr. Kelso and Mr. Canaday was 50% of base salary.  Mr. Anderson’s salary for 2008 was $225,000, Mr. Kelso’s was $220,000 and as of December 2008, Mr. Canaday’s was $175,000.  In December 2008, the Compensation Committee and the Board of Directors determined that the short term incentive compensation or cash bonus that should be paid to Mr. Anderson was $112,500, Mr. Kelso was $77,000 and Mr. Canaday was $75,000, subject to the adjustment for the outcome under the 2008 ICP.  As noted, the applicable percentage for Executive Officers was 78%.  Consequently, the bonus amount shown in the Summary Compensation Table for Mr. Anderson is $87,750, for Mr. Kelso is $60,060 and for Mr. Canaday is $58,500.

No targeted payout for cash bonus was established in 2008 for Mr. Goehring.

                    Sincerely,

                    /s/ David D. Wolf
David D. Wolf
Executive Vice President and
Chief Financial Officer